September 26, 2007

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chimera Investment Corporation Registration Statement on Form S-11 Filed August 17, 2007 File No. 333-145525

Dear Ms. Garnett:

On behalf of our client, Chimera Investment Corporation, a Maryland corporation (“Chimera”), set forth below are the responses of Chimera to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the comments received in a letter dated September 13, 2007 (the “Comment Letter”) regarding the above referenced registration statement (the “S-11”).

Chimera is filing today Amendment No. 1 to the S-11. This document has been revised to provide additional disclosure in response to the Comment Letter. Set forth below are Chimera’s point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-11.

Registration Statement on Form S-11

General

1. We note that you intend to elect to be taxed as a REIT and that the offering proceeds do not have a specified use. Since the offering appears to constitute a “blind-pool” offering, please include the disclosures described in Industry Guide 5, including prior performance information. See Securities Act Release 33-6900.

Response

Chimera notes that Industry Guide 5 (“Guide 5”) is tailored for registration statements relating to interests in real estate limited partnerships. Since Chimera is a Maryland corporation that is organized to be taxed as a real estate investment trust (“REIT”), Chimera believes that

Karen J. Garnett
September 26, 2007

some of the Guide 5 disclosure is not applicable to publicly-owned REITs, such as Chimera, and accordingly may confuse potential investors. Nevertheless, Chimera has endeavored to provide the disclosures described in Guide 5 to the extent that it believes that Guide 5 is applicable, appropriate, and would be helpful to potential investors. Accordingly, Chimera believes that it has met the standard articulated on page 9 of Securities Act Release 33-6900 by providing “clear, comprehensible and complete information regarding the issuer, security, offering transaction and the risks of the investments.”

The requirements of the following sections of Guide 5 are contained in the prospectus that forms a part of the S-11 (the “Prospectus”):

Guide 5 Section	Disclosure in Prospectus
Cover Page	See, Cover Page.
Summary of the Partnership and Use of Proceeds	See, Summary beginning on page 1; Use of Proceeds beginning on page 42; and Distribution Policy beginning on page 43.
Compensation and Fees to the General Partners and Affiliates	See, Our Manager and the Management Agreement—Management Fees and Incentive Compensation beginning on page 78.
Conflicts of Interest	See, Business—Conflicts of Interest beginning on page 67; “—Resolution of Potential Conflicts of Interest and Allocation of Investment Opportunities” beginning on page 69.
Fiduciary Responsibility of the General Partner	See, Our Manager and the Management Agreement—Management Agreement beginning on page 75.
Risk Factors	See, Risk Factors beginning on page 14.
Management	See, Management beginning on page 82.
Investment Objectives and Policies	See, Business—Our Investment Strategy beginning on page 59; “—Investment Portfolio” beginning on page 60; “—Investment Sourcing” beginning on page 63;

Karen J. Garnett
September 26, 2007

“—Investment Process” beginning on page 63; “—Our Financing Strategy” beginning on page 64; “—Our Interest Rate Hedging and Risk Management Strategy” beginning on page 65; “—Credit Analysis and Structuring” beginning on page 66; “—Risk Management” beginning on page 66; “—Investment Guidelines” beginning on page 66; and “—Policies with Respect to Certain Other Activities” beginning on page 67.

Federal Taxes	See, Certain Federal Income Tax Considerations beginning on page 104.
Summary of Partnership Agreement	See, Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws beginning on page 96.
The Offering – Description of the Units	See, Description of Capital Stock beginning on page 92.
Plan of Distribution	See, Underwriting beginning on page 121.

Chimera believes that disclosing FIDAC’s prior performance may be confusing or misleading to potential investors. As the Prospectus describes, FIDAC and Annaly are engaged in different businesses from Chimera, for example, they have invested almost exclusively in Agency RMBS. The scope of Chimera’s potential investments is significantly broader in asset type than the investments made by FIDAC, and Chimera’s operating and investment strategies will be substantially different from FIDAC and Annaly, making any comparisons unhelpful and potentially misleading. While investments in Agency RMBS are one part of Chimera’s investment strategy, Chimera does not intend to make such investments the principal element of its overall investment portfolio and, even with respect to its investments in Agency RMBS, may use different amounts of leverage and differing investment strategies. Chimera notes that the instructions to Item 8 of Form S-11 state that “Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide.”

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such

Karen J. Garnett
September 26, 2007

graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response

Chimera’s logo will be included in the next amendment, and Chimera confirms that there is no other artwork.

3. Please provide us with a detailed analysis of why your current and proposed business and investment strategy will not cause you to become, an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations.

Response

Chimera believes that its proposed operations will not require it to be registered under the Investment Company Act of 1940 (the “Investment Company Act”). Chimera confirms to the Staff that it intends to rely on the exclusion in Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of “investment company” any company that is not engaged in the business of issuing “redeemable securities” and which is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

The term “redeemable security” is defined in Section 2(a)(32) of the Investment Company Act to mean any security (other than short-term paper) that gives its holder the right to receive, upon tender to the issuer or the issuer’s agent, the holder’s approximate share of the issuer’s current net assets or the cash equivalent. The Staff has stated that it would not consider securities to be “redeemable securities” for purposes of Section 2(a)(32) if there are meaningful restrictions on the rights of a holder to redeem, including restrictions on the time for requesting redemptions, the obligation of the issuer to honor redemption requests, the time for remitting redemption proceeds, and the size of a redemption request.1

Chimera currently does not have and upon the consummation of the offering will not have outstanding securities that would be considered “redeemable securities” within the meaning of Section 2(a)(32). The shares of common stock currently outstanding and to be offered pursuant to the Prospectus do not have redemption rights. Consequently, these shares would not

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[1]	See generally California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter (pub. avail. Jan. 4, 1990); and Breen Mortgage Fund I, SEC No-Action Letter (pub. avail. Jan. 20, 1988).

Karen J. Garnett
September 26, 2007

be considered “redeemable securities” within the meaning of Section 2(a)(32) of the Investment Company Act. Chimera expects that its common stock and preferred stock, if and when issued, will continue to fall outside the definition of “redeemable securities” in Section 2(a)(32) of the Investment Company Act.

The Staff has provided guidance through the no-action letter process on the meaning of engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C). In various letters, the Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Assets”), (b) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Assets, and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Assets and Real Estate-Related Assets.2 The Staff has indicated that it would regard as Qualifying Assets for purposes of Section 3(c)(5)(C) a fee interest in real estate,3 a whole mortgage loan that is fully secured by real property,4 and whole pool agency certificates.5 The Staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Assets.6 In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Asset if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default,7 or to control the process of foreclosure.8 The Staff has suggested that if the holder of a participation interest has

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[2]

See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985).

[3]	See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).
[4]	See also Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).
[5]

See, e.g., American Home Finance Corp., SEC No-Action Letter (pub. avail. Apr. 9, 1991) (no-action relief granted to permit certificates representing the entire ownership interest in a particular pool of mortgage loans to be treated as Qualifying Assets). The Staff has reasoned that holding the certificates with respect to a whole pool of mortgages is the functional equivalent of owning the mortgages and that the investor in such certificates would have the same investment experience as if the investor held the underlying mortgages. See, e.g., Security Mortgage Acceptance Corp. I (pub. avail. Jan. 6, 1986); Salomon Brothers Inc. (pub. avail. Dec. 4, 1985).

[6]	See, e.g., Premier Mortgage Corp., SEC No-Action Letter (pub. avail. Mar. 14, 1983).
[7]

See Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Assets for purposes of Section 3(c)(5)(C)). See also Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (pub. avail. Aug. 31, 1984).

[8]

See, e.g., The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Assets where the

Karen J. Garnett
September 26, 2007

such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.9 The Staff has also granted no-action assurance to permit partial pool agency certificates or residual interests in a pool of mortgage loans or agency certificates to be classified as Real Estate-Related Assets for purposes of Section 3(c)(5)(C).10

Currently, Chimera does not have any operations. In the S-11, Chimera states that its principal investments will be in mortgage loans, Agency RMBS, non-Agency RMBS, CMBS (including B Notes), and CDOs.11 Chimera intends to make these investments directly and through wholly-owned subsidiaries. To ensure that Chimera is and remains eligible for the Section 3(c)(5)(C) exclusion, it intends to make investments of the types listed above consistent with the limits the Staff has established in no-action letters. Accordingly, consistent with Staff no-action positions, Chimera will treat as Qualifying Assets its investment in whole mortgage loans that are fully secured by real property, and RMBS that are whole pool agency and non-agency certificates. In addition, Chimera intends to apply the following treatment to its owner trust securitizations and its investments in partial pool RMBS, CMBS (including B Notes), and CDOs for Section 3(c)(5)(C) purposes:

(a) Securitizations

Chimera intends to finance its whole mortgage loans, for the long-term, utilizing non-REMIC owner-trust securitization structures. As such, the issuing entities are expected to be Delaware statutory trusts and the securities issued by such trusts will be debt securities. Chimera intends to retain 100% of the equity of the issuing trust. Chimera intends to treat a trust’s equity certificate as a Qualifying Asset because, as the holder of such certificates, Chimera will “have essentially the same investment experience that it would have were it directly investing in the mortgage loans.”12 The trust certificate represents the entire ownership interest in the pool of mortgage loans (it is a whole pool security).13 Chimera intends to classify each of the whole

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holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure).

[9]	See MGIC Mortgage Corporation, SEC No-Action Letter (pub. avail. Aug. 1, 1974).
[10]	See, e.g., HOME Investors Trust, SEC No-Action Letter (pub. avail. Sept. 29, 1989); Guaranteed Mortgage Corp. II (pub. avail. Jan. 9, 1984).
[11]

Chimera may also invest in other asset-backed securities, but such investments will not be treated as Qualifying Assets or Real Estate-Related Assets and in compliance with the REIT rules will be limited such that no more that 5% of the value of Chimera’s total assets will be invested in the asset-backed securities of any one issuer.

[12]	See, Premier note 6.
[13]	See, for example, FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987).

Karen J. Garnett
September 26, 2007

mortgage loans held by the owner trust as a Qualifying Asset as long as it remains the beneficial owner of the mortgage loans and the mortgage loans remain Chimera’s assets under GAAP.14

(b) Partial Pool RMBS

Chimera intends to treat its investment in partial pool RMBS as Qualifying Assets when Chimera (i) owns the most subordinate outstanding class of the RMBS offering and (ii) has the rights to control foreclosures with respect to the mortgage loans in the underlying pool of mortgage loans. Under such circumstances, Chimera bears the first risk of loss on the underlying residential mortgage loans and has foreclosure rights with respect to such loans so that its interest in the underlying pool of mortgage loans is “functionally equivalent” to owning those mortgage loans. Chimera intends to treat all other classes of a given RMBS offering it owns as Qualifying Assets, so long as the investment meets the two criteria set forth in the first sentence of this paragraph. In other circumstances involving its investment in partial pool RMBS, when Chimera does not own the most subordinate outstanding class of the RMBS offering or does not have foreclosure rights, Chimera intends to treat the RMBS investment as a Real Estate-Related Asset. For example, if (i) the most subordinate tranche of an RMBS offering is the Class M-6 tranche (ii) the Class M-6 tranche has the right to control foreclosure with respect to the underlying mortgage loans and (iii) Chimera owns a majority of the Class M-6, as well as a portion of the Class M-1 through M-5 tranches, then Chimera will treat its ownership interest in Classes M-1 through M-6 collectively as a Qualifying Assets. If, however, Chimera, has an ownership interest in Classes M-1 through M-5 but not in the Class M-6 (which is the most subordinate class and the holder of a majority of which has the rights to control foreclosure), then Chimera will treat its ownership interest in Classes M-1 through M-5 as Real Estate Related Assets.

(c) CMBS (including B Notes)

(i) B Notes

Chimera intends to treat its investment in junior interests in commercial mortgage loans (“B Notes”) as Qualifying Assets when it bears the risk of first loss on the underlying commercial mortgage loan and has the following control rights relating to its investment under the terms of the governing participation agreement:

a.	right to appoint operating advisor: the operating advisor is that entity that represents Chimera, as the holders of the B Notes (“B Noteholder”), in the servicing of the
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[14]

DSM Company, SEC No-Action Letter (November 5, 1986). (DSM primarily engaged in the business of owning whole mortgage loans and Whole Pool Agency Certificates and pledging them as collateral for bonds sold to third parties; the fact that the company issued bonds did not effect the analysis of the 55% test).

Karen J. Garnett
September 26, 2007

related mortgage loan and under the terms of the related participation agreement has the right to:

•	terminate and replace the special servicer;
•	approve certain requests of the borrower on such commercial mortgage loan on a pre-default basis;
•	approve and direct the special servicer once the loan is in default, including any proposed foreclosure or workout of such loan; and
•	receive written notice of all reasonably requested information in connection with the foregoing approvals and with respect to the exercise of Chimera of its rights as the B Noteholder;
b.	cure rights: the right to cure monetary and non-monetary defaults of the senior participation (the “A Note”); and
c.	purchase rights: the right to purchase the A Note at par plus accrued interest if the loan becomes a defaulted loan.

Chimera believes that in the foregoing circumstances, since it bears the risk of first loss on the underlying commercial loan and has the foregoing control rights, the B Note is a Qualifying Asset. Although the B Note is a participation in a commercial loan, Chimera believes that it is the functional equivalent of owning the entire underlying commercial mortgage loan.15 If Chimera’s investment in a B Note does not represent the first loss piece and does not have the associate control rights described above, because, for example Chimera does not have a majority interest in the B Note, then Chimera intends to treat such B Note as a Real Estate Related Asset.

(ii) CMBS

Chimera intends to treat its investment in CMBS as Qualifying Assets when Chimera’s investment consists of what are known in the real estate industry as “B Pieces” (i.e., interests in classes below investment grade rated BB+ through, and including, the unrated classes) issued in a securitization of commercial mortgage loans. In these circumstances, under the terms of the related pooling and servicing agreement, Chimera, as the holder of the B Pieces, bears the first risk of loss on the underlying commercial mortgage loans and has control rights in connection with its first loss position. In particular, Chimera, as the controlling class holder, generally with

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[15]	See, The Federal Home Loan Mortgage Corp., note 3, and see also, Northwestern Ohio Building & Construction Trades Foundation and Baton Rouge Building and Construction Industry Foundation, note 7.

Karen J. Garnett
September 26, 2007

respect to whole loans (i.e., loans that have not been participated, resulting in an A Note/B Note structure) held in the pool, expects to have the following rights:

a.	the right to act as special servicer (if Chimera or an affiliate has the appropriate NSRO rating) or appoint a special servicer;
b.	the right to direct the trustee to terminate the special servicer under the pooling and servicing agreement, without cause and without a termination fee, at any time;
c.	the right to replace the special servicer at any time upon the appointment and acceptance of such appointment by a successor special servicer;
d.

the right to approve certain actions of the borrower with respect to any mortgage loan on a pre-default basis, and to advise, approve and direct the special servicer with respect to certain actions to be performed for a defaulted loan, including any proposed foreclosure or workout of a defaulted loan;

e.	the right to receive written notice and all reasonably requested information in connection with its approval rights noted above; and
f.	the right to purchase a mortgage loan in case of default.

Chimera believes that in the foregoing circumstances, the B Pieces that it may hold in the future with respect to whole loans held in the CMBS pool would be Qualifying Assets. Since Chimera, as controlling class holder, bears the first risk of loss on each whole loan in the CMBS pool and has the attendant control rights as a first loss risk owner, then the ownership of the B Pieces is the functional equivalent of owning the whole loans. Chimera intends to treat as Qualifying Assets its entire investment in B Pieces to the extent it represents interests in the whole loans held in the CMBS pool. If the pool includes A Notes from participated loans and the B Notes are owned by a person other than Chimera or a majority-owned subsidiary of Chimera, Chimera will treat the portion of its investment representing interests in the A Note as Real-Estate Related Assets. Chimera will prorate its investments between Qualifying Assets and Real Estate-Related Assets based on the proportion that the respective balances of whole loans and participated loans each bear to the total principal balance of all of the assets in the CMBS pool. In other circumstances involving its investment in CMBS, when Chimera does not bear the first loss of risk and have the associated control rights described above, Chimera intends to treat the CMBS as a Real Estate-Related Asset.

Karen J. Garnett
September 26, 2007

(d) CDOs Relying on Section 3(c)(5)(C)

Chimera intends to treat its investment in a CDO as a Qualifying Asset when the CDO qualifies for the exclusion in Section 3(c)(5)(C) and Chimera owns at least 50% of the outstanding “voting securities” of the CDO, as that term is defined in Section 2(a)(42) of the Investment Company Act.

4. Please confirm that the concurrent sale of shares to Annaly is not covered by this registration statement and will be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D.

Response

Chimera confirms to the Staff that the concurrent sale of shares to Annaly is not covered by the S-11 and will be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D. Chimera notes that the Commission has recently provided applicable interpretive guidance related to private capital-raising transactions occurring around the time of a public offering in a proposing release on possible revisions to Regulation D (the “Release”).16 One of the illustrative examples in the Release provides that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” In this case, there is a substantive, pre-existing relationship between Chimera and Annaly: Chimera is currently a wholly-owned subsidiary of Annaly; and Chimera’s manager is a wholly-owned subsidiary of Annaly. Accordingly, Chimera believes that the filing of the S-11 should not impact the availability of the Section 4(2) exemption for the sale of shares to Annaly.

Cover Page

5. Please revise the second risk factor bullet to briefly describe any conflict with Annaly.

Response

The disclosure has been revised in response to this comment. See Cover Page.

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[16]	See Securities Act Release No. 33-8828 (August 3, 2007).

Karen J. Garnett
September 26, 2007

Our Company, page 1

6. Please disclose how your investment strategy differs from Annaly’s.

Response

The disclosure has been revised in response to this comment. See pages 1 and 3.

Summary Risk Factors, page 5

7. Please revise the second bullet to briefly describe the conflicts with the manager and Annaly.

Response

The disclosure has been revised in response to this comment. See page 5.

Conflicts of Interest, page 10

8. Please advise us whether there will be any overlap between your and Annaly’s investment strategy. If so, please disclose in this section.

Response

Although the acquisition of Agency RMBS is not the principal focus of Chimera’s investment strategy, to the extent it does seek to acquire Agency RMBS its strategy will overlap Annaly’s. The disclosure has been revised in response to this comment. See pages 10 and 59.

9. Please disclose any interests the manager may have in investments you make, such as CDO base management fees or other fees.

Response

The disclosure has been revised in response to this comment. See pages 10 and 59.

Risk Factors, page 15

There are conflicts of interest..., Page 15

10. Please include a separate risk factor to describe the manager’s responsibilities to entities other than Chimera.

Karen J. Garnett
September 26, 2007

Response

The disclosure has been revised in response to this comment. See page 16.

Our board of directors..., page 17

11. We note that your board will not review all proposed investments. Please disclose whether they are required to review any and, if so, the applicable investment parameters.

Response

The disclosure has been revised in response to this comment. See page 16.

Failure to procure adequate capital..., page 19

12. Please expand this risk factor to address current conditions in the financing markets.

Response

The disclosure has been revised in response to this comment. See page 19.

Distribution Policy, page 42

13. Please revise to disclose how you will fund the required distribution amounts if your cash available for distributions is less than 90% of your REIT taxable income. Also, discuss your policy with respect to using proceeds from the offering to pay distributions to investors.

Response

The disclosure has been revised in response to this comment. See page 43.

Management’s Discussion and Analysis..., page 44

14.      We note your discussion of the current financing environment. Please expand the disclosure to describe current conditions for each of the types of financing discussed on page 63.

Response

The disclosure has been revised in response to this comment. See pages 19 and 46.

Karen J. Garnett
September 26, 2007

Critical Accounting Policies and Estimates, page 45

Loans and Securities Held for Investment page 46

15. Please revise to disclose the factors management will consider in determining the fair value of your loans and securities held for investment.

Response

The disclosure has been revised in response to this comment. See pages 47 and 48.

Our Competitive Advantages, page 57

Investment Strategy Designed, page 57

16. Please revise the disclosure to clearly explain how your strategy works in a “variety of interest rate and credit environments.” In addition, please explain why your focus on RMBS and ABS will provide you an opportunity to buy securities at “attractive valuations.”

Response

The disclosure has been revised in response to this comment. See pages 4 and 58.

Credit Oriented Investment Approach, page 57

17.       Please revise the disclosure to explain the meaning of “credit-based investment approach.” In addition, please explain the meaning of “high-quality” loans.

Response

The disclosure has been revised in response to this comment. See page 58.

Investment Portfolio, page 59

18. Please include disclosure on the difficulties of conducting proper diligence in connection with acquisitions of unrated tranches.

Response

Chimera believes that although rated tranches are more senior in terms of payment priority than unrated tranches, in both cases Chimera will face similar issues in conducting

Karen J. Garnett
September 26, 2007

proper diligence. Accordingly, the disclosure has been updated by adding a risk factor concerning the difficulty of conducting due diligence. See page 29.

Conflicts of Interest, page 66

19. Please revise the disclosure to clarify if Annaly is subject to the investment allocation policy.

Response

The disclosure has been revised in response to this comment. See pages 10 and 67.

Competition, page 68

20. Please revise to discuss current competitive conditions, including risks or opportunities created by recent events in the real estate and broader finance markets.

Response

The disclosure has been revised in response to this comment. See page 70.

Our Manager and the Management Agreement, page 70

21. Please provide a detailed description of the experience of the manager. In particular, please disclose FIDAC’s historical experience with assets that fit the investment strategy of Chimera. Please disclose its current assets under management of these types of investments.

Response

The disclosure has been revised in response to this comment to make clear that substantially all of the assets under FIDAC’s management are Agency RMBS and that FIDAC has limited experience in Chimera’s other targeted asset classes. See pages 1 and 21. In addition, the disclosure has been revised by adding a new risk factor concerning FIDAC’s lack of experience in managing certain asset classes. See pages 16 and 17.

Officers of Our Manager, page 70

22. Please revise the bios for Messrs. Farrell and Denahan-Norris to include the years in which they served in the referenced capacities. Please provide similar disclosure for Mr. Keenan on page 80.

Karen J. Garnett
September 26, 2007

Response

The disclosure has been revised in response to this comment. See pages 72, 73, and 83.

Financial Statements

Note 2 – Formation of Chimera/Initial Public Offering, page F-4

23. We note that your management agreement with FIDAC has not been executed. However, to the extent the terms and conditions of the agreement have been determined, revise to disclose the significant terms. In addition, quantify the amounts and/or percentages payable to your Manager. Finally, disclose the methodology that will be used to identify and measure costs allocated by the Manager to be reimbursed by the company such as office, internal and overhead expenses.

Response

The disclosure has been revised in response to this comment. See pages 75-81, and F-5.

Note 3 – Significant Accounting Policies, page F-4

Underwriting Commissions and Costs, page F-4

Organization Costs, page F-4

24. Please advise us and revise to disclose whether FIDAC is responsible for payment of organization and offering expenses incurred on your behalf as part of the initial public offering. If so, advise us whether you have an obligation to reimburse these costs or whether the repayment of those costs is dependent upon the closing of the offering. Also, quantify all organization and offering expenses incurred to date and tell us how you considered SAB Topic 1.B.1 and 5.T. in determining that such costs should not be recorded in the financial statements.

Response

The disclosure has been updated and revised in response to this comment. See pages 81 and F-5. Chimera advises that it has no obligation to reimburse FIDAC for formation costs except upon the consummation of the initial public offering of Chimera's common stock.

Karen J. Garnett
September 26, 2007

Part II. Information Not Required in Prospectus

Item. 16. Exhibits

25. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response

Draft copies of the legality opinion and the tax opinion are attached hereto as Exhibit A and Exhibit B, respectively, for the Commission’s review.

If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

Very truly yours,
/s/ Phillip J. Kardis II
Phillip J. Kardis II

cc:	R. Nicholas Singh, Esq.
Paul D. Tropp, Esq.
Valerie Ford Jacob, Esq.

Karen J. Garnett
September 26, 2007

Exhibit A

Form of Exhibit 5.1 Opinion of

KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP

September ___, 2007

Chimera Investment Corporation

1211 Avenue of the Americas, Suite 2902

New York, New York 10036

Re: Registration of Shares on Form S-11

Ladies and Gentlemen:

We have acted as counsel for Chimera Investment Corporation, a Maryland corporation (the “Company”), in connection with a Registration Statement on Form S-11 filed on August 17, 2007 and all amendments thereto (collectively, “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), for the registration of shares of common stock, $0.01 par value per share, of the Company (collectively, the “Shares”). Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement.

You have requested our opinion as to the matter set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Company’s Articles of Incorporation, as amended and supplemented, and Bylaws, as amended, and the corporate actions of the Company that provide for the adoption and subsequent amendments of the Registration Statement and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company in rendering our opinion. We have further assumed the legal capacity of natural persons. We have not verified any of those assumptions.

Our opinion set forth below is limited to the Maryland General Corporation Law, including the applicable provisions of the Maryland Constitution and reported judicial decisions interpreting those laws.

Based upon and subject to the foregoing, it is our opinion that:

Karen J. Garnett
September 26, 2007

1. The Company is a corporation duly incorporated and existing and in good standing under the laws of the State of Maryland.

2. The Shares have been duly authorized for issuance by the Company and, when and if issued and delivered against payment therefor in accordance with the charter of the Company and the resolutions adopted by the Board of Directors of the Company, will be validly issued, fully paid and nonassessable.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.

Yours truly,

Karen J. Garnett
September 26, 2007

Exhibit B

FORM OF OPINION OF MCKEE NELSON LLP

September [[__]], 2007

Chimera Investment Corporation

1211 Avenue of the Americas

Suite 2902

New York, New York 10036
Re:	Status as a Real Estate Investment Trust; Information in the Registration Statement under the heading “Certain Federal Income Tax Considerations”

Dear Sir or Madam:

In connection with the initial public offering of shares of common stock in Chimera Investment Corporation, a Maryland corporation (the “Company”), pursuant to the Registration Statement on Form S-11 (File No. 333-145525), filed with the Securities Exchange Commission on August 17, 2007, as amended (the “Registration Statement”), you have requested our opinion concerning (i) the qualification and taxation of the Company as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the information in the Company’s Registration Statement including under the headings “Certain Federal Income Tax Considerations” and “Tax Risks.”

In formulating our opinions, we have reviewed and relied upon the charter of the Company and the Registration Statement. In addition, we have relied upon the Company’s certificate (the “Officer’s Certificate”), executed by a duly appointed officer of the Company, setting forth certain factual representations relating to the organization and proposed operation of the Company. Where such factual representations in the Officer’s Certificate involve terms defined in the Code, the regulations promulgated by the Department of the Treasury (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained such terms to the Company’s representatives and we are satisfied that the Company’s representatives understand such terms and are capable of making such factual representations. We have also relied upon representations that the information presented in the Registration Statement accurately and completely describes all material facts. After reasonable inquiry, no facts have come to our attention that would cause us to question the accuracy or completeness of such facts or documents in a material way.

Karen J. Garnett
September 26, 2007

In rendering these opinions, we have assumed that the Company will be operated in the manner described in its organizational documents and in the Registration Statement.

Based upon and subject to the foregoing, it is our opinion that:

1. The Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation, as described in the Registration Statement and as represented in the Officer’s Certificate, will enable it to satisfy the requirements for qualification as a REIT beginning with its taxable year ending December 31, 2007 and for subsequent taxable years.

2. All disclosure in the Company’s Registration Statement regarding statutes, regulations, or legal or governmental proceedings pertaining to federal income tax matters is accurate in all material respects and presents in all material respects the information required to be shown. In particular, the information in the Company’s Registration Statement under the headings “Certain Federal Income Tax Considerations” and “Tax Risks,” to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects and accurately describes the federal income tax considerations that are likely to be material to a holder of the Company’s common stock.

Our opinion is based on the Code, the Regulations, and the interpretations of the Code and such regulations by the courts and the Service, all as they are in effect and exist at the date of this letter. It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or any investment therein.

This opinion is being provided to the Company in connection with the filing of the Registration Statement. Only the Company and those who purchase common stock offered pursuant to the Registration Statement may rely on this opinion. Without our prior written consent, it may not be relied upon by any other person or entity or used for any other purpose. Notwithstanding any express or implied agreement, arrangement, or understanding to the contrary, the Company (and any employee, representative, or other agent of the Company) may disclose this opinion to any and all persons.

We consent to the reference to our firm under the caption “Certain Federal Income Tax Considerations” in the Registration Statement and to the reproduction and filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that

Karen J. Garnett
September 26, 2007

we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, nor do we admit we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in the Securities Act of 1933, as amended.

Very truly yours,